Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

CSX Corporation

Ratio of Earnings to Fixed Charges

(Millions of Dollars)

	For the Nine Months Ended Sept. 27, 2013	For the Fiscal Years Ended
		Dec. 28, 2012	Dec. 30, 2011	Dec. 31, 2010	Dec. 25, 2009	Dec. 26, 2008
EARNINGS:
Earnings before Income Taxes	$2,280	$2,964	$2,888	$2,546	$1,746	$2,332
Interest Expense	423	566	552	557	558	519
Amortization of debt discount	(2)	(3)	(3)	(3)	(4)	5
Interest Portion of Fixed Rent	27	27	29	31	37	43
Undistributed Earnings of Unconsolidated Subsidiaries	(29)	(29)	(30)	(33)	(41)	(75)
Earnings, as Adjusted	$2,699	$3,525	$3,436	$3,098	$2,296	$2,824
FIXED CHARGES:
Interest Expense	$423	$566	$552	$557	$558	$519
Capitalized Interest	16	20	15	10	8	9
Amortization of debt discount	(2)	(3)	(3)	(3)	(4)	5
Interest Portion of Fixed Rent	27	27	29	31	37	43
Fixed Charges	$463	$610	$593	$595	$599	$576
Ratio of Earnings to Fixed Charges	5.8x	5.8x	5.8x	5.2x	3.8x	4.9x